UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTERCEPT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

INTERSTELLAR ACQUISITION INC.

a wholly owned subsidiary of

ALFASIGMA S.P.A.

(Name of Filing Person (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45845P108

(CUSIP Number of Class of Securities)

Michele A. Cera

Corporate General Counsel

Alfasigma S.p.A.

Via Ragazzi del ’99, 5

40133 Bologna, Italy

+39 051 648 9521

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copy to:

Matthew G. Hurd
Oderisio de Vito Piscicelli
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 11, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”) by Interstellar Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Alfasigma S.p.A., an Italian società per azioni (joint stock company) (“Alfasigma”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Intercept Pharmaceuticals, Inc., a Delaware corporation (“Intercept”), at a price of $19.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions described in the offer to purchase, dated October 11, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Section 17 - “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by replacing the paragraphs under the subsection “Legal Proceedings” with the following paragraphs:

“As of October 26, 2023, four complaints have been filed in federal court, each relating to the Offer and the transactions contemplated by the Merger Agreement. On October 13, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the District of Delaware against Intercept and its directors, captioned Walsh v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-01153 (which we refer to as the “Walsh Complaint”). Also on October 13, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the Southern District of New York against Intercept and its directors, captioned O’Dell v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-09052 (which we refer to as the “O’Dell Complaint”). On October 17, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the Southern District of New York against Intercept and its directors, captioned Dickerson v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-09121 (which we refer to as the “Dickerson Complaint”). On October 19, 2023, a purported stockholder of Intercept filed a lawsuit in the United States District Court for the District of Delaware against Intercept and its directors, captioned Clark v. Intercept Pharmaceuticals, Inc., et al., Case No. 23-cv-01180 (which we refer to as the “Clark Complaint”).

The Walsh Complaint, the O’Dell Complaint, the Dickerson Complaint and the Clark Complaint allege that the Solicitation/Recommendation Statement issued on Schedule 14D-9 in connection with the Offer and the transactions contemplated by the Merger Agreement omits material information or contains misleading disclosures and that, as a result, the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act.

The complaints seek, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement; (ii) rescission or rescissory damages in the event the transactions contemplated by the Merger Agreement have been implemented; (iii) dissemination of a Solicitation/Recommendation Statement that does not omit material information or contain any misleading disclosures; (iv) an award of damages that plaintiff suffered as a result of the defendant’s purported wrongdoings; and (v) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

Intercept has stated that it believes the claims asserted in each of the complaints are without merit.

As of October 26, 2023, one complaint has been filed in a New Jersey state court relating to the Offer and the transactions contemplated by the Merger Agreement. On October 23, 2023, a purported stockholder of Intercept filed a lawsuit in the Morris County Superior Court of New Jersey against Intercept, its directors, the Purchaser, and Alfasigma, captioned Haltman v. Akkaraju, et al., Case No. MRS-C-000085-23 (which we refer to as the “Haltman Complaint”).

The Haltman Complaint alleges that the Solicitation/Recommendation Statement issued in connection with the Offer and the transactions contemplated by the Merger Agreement omits material information or contains misleading disclosures and that, as a result, the defendants violated Section 49:3-71 of the New Jersey Statutes and New Jersey common law.

The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement, (ii) a declaration that Alfasigma and the Purchaser violated Section 49:3-71 of the New Jersey Statutes, and (iii) dissemination of a Solicitation/Recommendation Statement that makes corrective and complete disclosures. On October 25, 2023, the plaintiff filed a motion seeking to enjoin preliminarily the closing of the Offer pending the making of allegedly correct and complete disclosures.

Intercept has stated that it believes the claims asserted in this complaint are without merit.

Additional lawsuits may be filed against Intercept, the Board of Directors of Intercept, Alfasigma, Alfasigma Board and/or the Purchaser in connection with the Offer and the transactions contemplated by the Merger Agreement, this Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023	ALFASIGMA S.P.A.

	By:	/s/ Francesco Balestrieri
Name: Francesco Balestrieri
Title: Chief Executive Officer

INTERSTELLAR ACQUISITION INC.

	By:	/s/ Francesco Balestrieri
Name: Francesco Balestrieri
Title: President